Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

FOR Immediate Release

BIOVAIL TO RECONVENE ANNUAL MEETING OF SHAREHOLDERS

AS SOON AS REASONABLY POSSIBLE

All Proxies Voted To Date Remain Valid; Shareholders Not Required To Take Any Action

TORONTO – July 16, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today announced that the Company will reconvene its previously adjourned Annual Meeting of Shareholders as soon as reasonably possible, in accordance with an Ontario Superior Court ruling.

Biovail expects to provide shareholders with the date and location of the meeting shortly.  The record date remains unchanged and all proxies voted to date remain valid.  Shareholders are not required to take any action at this time.

With the Court’s clarification, which was requested by Biovail in its application to the Court immediately following the meeting, the Company can now move forward through the process and bring this matter to an expeditious conclusion.

“Biovail regrets the delay, inconvenience, and expense that Mr. Melnyk’s actions have caused for other shareholders,” said Douglas Squires, Chairman of the Biovail Board of Directors.  “Before Mr. Melnyk revoked his proxies just prior to the start of the June 25 meeting, the Biovail nominees to the Board had won the support of approximately 87% of the shares represented by proxy at the meeting, other than shares controlled by Mr. Melnyk and his associated trusts.  The Board has consistently acted in what it believes to be the best interests of shareholders.  We remain confident shareholders support the Biovail nominees as the Board that best represents all 56,000 of Biovail’s shareholders.”

“Meanwhile, our Board and management team continue to implement Biovail’s New Strategic Focus, which builds on Biovail’s existing strengths and focuses our resources on the fast growing opportunity in the specialty Central Nervous System market.  We remain fully committed to the continued execution of our plan to drive sustainable growth and increase shareholder value,” he said.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s beliefs regarding potential litigation and the outcome thereof, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the efficiency of the Company’s infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.